BB 2/10

04001581

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14172

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley DW Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Alfano (212) 537-2428
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED JAN 30 2004 Wash. D.C.

PROCESSED FEB 13 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Charles F. Vadala and Bruce F. Alonso, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley DW Inc. as of November 30, 2003 are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles F. Vadala
Managing Director and Chief Financial Officer

Bruce F. Alonso
Managing Director

Subscribed to before me this
26th day of January, 2004.

Notary Public
CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

MORGAN STANLEY DW INC.
(SEC I.D. No. 8-14172)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley DW Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley DW Inc. and subsidiaries (the "Company") as of November 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley DW Inc. and subsidiaries at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 26, 2004

MORGAN STANLEY DW INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2003
(In thousands of dollars)

ASSETS

Cash and cash equivalents	$ 312,806
Cash and securities deposited with clearing organizations or segregated under federal and other regulations (securities at fair value of $2,266,900)	2,312,044
Financial instruments owned ($80,691 was pledged to various parties):	
U.S. government and federal agency	793,618
Corporate and other debt	1,077,371
Corporate equities	194,084
Securities purchased under agreements to resell	3,431,045
Securities borrowed	967,094
Receivables:	
Customers (net of allowances of $15,089)	4,587,985
Brokers, dealers and clearing organizations	134,469
Office facilities, at cost (less accumulated depreciation and amortization of $422,339)	174,835
Other assets	951,119
Total assets	$14,936,470

LIABILITIES AND STOCKHOLDER'S EQUITY

Financial instruments sold, not yet purchased:	
U.S. government and federal agency	$ 652,444
Corporate and other debt	289,379
Corporate equities	18,062
Securities sold under agreements to repurchase	3,665,516
Securities loaned	907,475
Payables:	
Customers	3,988,924
Brokers, dealers and clearing organizations	200,110
Affiliates	1,176,263
Other liabilities and accrued expenses	1,786,040
	12,684,213
Subordinated liabilities	750,000
Stockholder's equity	1,502,257
Total liabilities and stockholder's equity	$14,936,470

See Notes to Consolidated Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The consolidated statement of financial condition includes the accounts of Morgan Stanley DW Inc., a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and its wholly-owned subsidiaries (the "Company"). The Company serves the investment needs of its customers by providing a wide range of investment products and advice through its sales organization located throughout the United States. The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly-owned subsidiary of Morgan Stanley (the "Parent").

All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, the potential outcome of litigation and other matters that affect the consolidated financial statement and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated financial statement are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Financial instruments owned and financial instruments sold, not yet purchased used in the Company's trading activities are recorded at fair value in the consolidated statement of financial condition, and gains and losses are reflected in principal transactions revenue. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's financial instruments owned and sold, not yet purchased is based on observable market prices, observable market parameters, or is derived directly from such prices or parameters. Transactions in financial instruments owned and sold, not yet purchased are recorded on trade date.

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date.

Asset management and administration fees include revenues from asset management services, including fees for promoting and distributing mutual funds ("12b-1 fees"), fees for investment management services provided to segregated customer accounts pursuant to various contractual arrangements, and revenues from customers electing a fee-based pricing arrangement. The Company receives 12b-1 fees for services it provides in promoting and distributing certain open-ended mutual funds. These 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregate net fund sales and are affected by changes in the overall level and mix of assets under management or supervision.

Investment banking revenues are derived from the Company's distribution of equity, fixed income securities, and unit investment trust products underwritten by affiliates. Investment banking revenues are recorded when services for the transaction are substantially completed.

Office facilities consist of fixed assets, leasehold improvements and capitalized software. Fixed assets placed into service on or prior to June 30, 2002 are depreciated utilizing accelerated methods. Leasehold improvements placed into service on or prior to June 30, 2002 are amortized utilizing either accelerated or straight-line methods. Fixed assets and leasehold improvements placed in service after June 30, 2002, are depreciated/amortized utilizing the straight-line method. All fixed assets are depreciated over their useful lives of two to nine years, and leasehold improvements are amortized over the lesser of the lease term or useful life. Capitalized software is amortized utilizing the straight-line method over the useful life of three years.

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the amortization of goodwill and indefinite-lived intangible assets is not permitted. Instead, those assets must be reviewed annually (or more frequently under certain circumstances) for impairment. During the first quarter of fiscal 2003, the Company completed the annual goodwill impairment test, which did not indicate any goodwill impairment and therefore did not have an effect on the Company's consolidated financial condition. At November 30, 2003, goodwill of approximately $159,283 was included in the Company's consolidated statement of financial condition as a component of other assets.

New Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions of SFAS No. 146 are effective for disposal activities initiated after December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

On February 1, 2003, the Company adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which the Company obtains an interest after January 31, 2003. The adoption did not have an effect on the Company's consolidated statement of financial condition. In October 2003, the FASB agreed to defer the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. Subsequently in December 2003, the FASB issued a revision of FIN 46 ("FIN 46R"), which replaces FIN 46, to modify FIN 46 to address certain technical corrections and implementation issues that have arisen. The adoption of FIN 46R is not expected to have an effect on the Company's consolidated financial position.

Note 3 - Securities Financing Transactions

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. It is the Company's policy to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company may pledge its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be resold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties, where those parties do not have the right to sell or repledge the collateral were approximately:

	November 30, 2003
Financial instruments owned:	
U.S. government and agency securities	$ 553,990
Corporate and other debt	824,456
Total	$1,378,446

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations, and accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $11,741,194, and the fair value of the portion that has been sold or repledged was $7,348,489.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

Note 4 - Related Party Transactions

At November 30, 2003, balances with affiliates included securities borrowed and reverse repurchase agreements of $967,094 and $54,414, respectively, and securities loaned of $857,579 and repurchase agreements of $49,925.

In the normal course of its securities business, the Company enters into transactions with affiliates including securities underwriting, mutual fund distribution and research activities.

Payable to affiliates on the statement of financial condition includes net payable to the Parent of $1,100,983 and other affiliates of $75,280. The net payable to the Parent includes net deferred taxes payable of $781,992, borrowings of $299,114 and other payables of $19,877; payables to the Parent are unsecured, bear interest at prevailing market rates and are payable on demand. Included in other assets on the statement of financial condition is a net receivable from affiliates of $21,326.

The Company sells certain of its receivables to an affiliate. For the year ended November 30, 2003, $75,243 of receivables were sold to the affiliate without recourse.

Note 5 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Parent.

The Cash Subordination Agreement is for $750,000, bears interest at 2.19% per annum and has a maturity date of June 30, 2018. Additionally, there is no balance outstanding under the Company's $1,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of June 30, 2006 and June 30, 2007, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Interbank Offered Rate.

The Morgan Stanley Capital Accumulation Plan, a deferred compensation plan, was restructured to eliminate the subordination clause. The plan provides eligible employees of the Company with a means of protecting the value of current and future income. The balances were transferred to other liabilities and accrued expenses during 2003.

Note 6 - Stockholder's Equity and Regulatory Requirements

At November 30, 2003, 11,000 shares of $100 par value common stock were authorized and outstanding. The Company also had 1,000 shares of preferred stock authorized. No shares of preferred stock have been issued.

Morgan Stanley DW Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital rules of the SEC, the CFTC and the New York Stock Exchange, Inc. ("NYSE"). Under these rules, Morgan Stanley DW Inc. is required to maintain minimum Net Capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on securities purchased under agreements to resell or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2003, Morgan Stanley DW Inc.'s Net Capital was $1,056,302, which exceeded the minimum requirement by $955,148.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent. The Company and its affiliates are considering a change to their tax allocation methodology which could impact the allocation of certain state and local income taxes associated with unitary and combined tax filings. The impact to the Company has not yet been determined.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to various accruals, including deferred compensation and litigation reserves.

Note 8 - Employee Benefit and Compensation Plans

Pension Plans

Substantially all of the employees of the Company are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan") which is sponsored by an affiliate. The employees of the Company have a distinct benefit structure within this plan. Plan assets are available to pay all benefits of all participants; however, for purposes of financial reporting, assets are allocated to the Company as if the Company maintained a separate plan. An unfunded supplemental plan (the "Supplemental Plan") covers certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

Effective January 1, 2003, the lump sum option for benefits that accrue after December 31, 2002 under the Qualified Plan was eliminated. Also effective January 1, 2003, the Morgan Stanley Financial Advisor Pension Protection Program ("FAPPP") was established as a nonqualified plan to guarantee selected financial advisors that their lump sum benefit on pre-2003 qualified plan accruals will be calculated using the qualified plan's lump sum rate or 4.93%, whichever produces a higher benefit. It also guarantees a lump sum death benefit. Any difference between the benefits calculated under the FAPPP and the benefits calculated under the Qualified Plan rate will be paid under the FAPPP from Company assets. Effective January 1, 2004, pensionable earnings under the Qualified Plan will be limited to $170 (unindexed for inflation).

For the Qualified Plan, the Company's policy is to contribute at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplemental Plan and FAPPP are accrued by the Company and are funded when paid to the beneficiaries.

The weighted-average discount rate, the rate of increase in future compensation levels and the expected long-term rate of return on plan assets used in determining the benefit obligation were 6.20%, 5.00% and 7.50%, respectively.

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2003 as well as a summary of the funded status of the plans as of November 30, 2003:

	Qualified Plans	Supplemental Plan	FAPPP Plan
Reconciliation of benefit obligation:			
Benefit obligation at beginning of year	$895,916	$ 3,808	$ -
Service cost	47,033	-	-
Interest cost	56,644	241	325
Actuarial (gain) loss	101,555	253	(4,116)
Benefits paid	(99,964)	(451)	-
Plan amendment	(44,435)	-	6,434
Benefit obligation at end of year	$956,749	$ 3,851	$ 2,643
Reconciliation of the fair value of plan assets:			
Fair value of plan assets at beginning of year	$819,347	$ -	$ -
Actual return on plan assets	133,726	-	-
Employer contributions	60,000	451	-
Benefits paid	(99,964)	(451)	-
Fair value of plan assets at end of year	$913,109	$ -	$ -
Funded status:			
Funded status	$ (43,640)	$(3,851)	$(2,643)
Unrecognized loss	436,680	632	(4,116)
Unrecognized prior service cost	(20,936)	394	5,594
Adjustment to recognize additional minimum liability	-	75	-
Prepaid (accrued) benefit cost	$372,104	$(2,750)	$(1,165)

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents. At November 30, 2003, the Company's accrued postretirement benefit cost was $3,992.

Compensation Plans

Effective December 1, 2002, the Parent adopted SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, using the prospective adoption method. The Company now records compensation expense based upon the fair value of stock-based awards.

During the year, the Parent completed an extensive analysis of its stock-based compensation program and revised elements of its program to encourage and incent long-term performance, enhance employee retention, and better align employee and shareholder interests. The revisions to fiscal 2003 awards included extending the time period over which vesting and non-compete provisions apply to generally to 3 to 4 years including the year of grant, and raising the eligibility requirements to participate in such awards.

Compensation costs are allocated to the Company by the Parent based upon the relative compensation of Company employees participating in the Parent's equity-based compensation programs.

Employees of the Company are eligible to participate in the Company's 401(k) plan upon meeting certain eligibility requirements. The Company matches a portion of each participant's contribution based upon the Company's performance.

Note 9 - Commitments and Contingencies

Leases

The Company has non-cancelable operating leases covering office space and equipment. At November 30, 2003, future minimum rental commitments under such leases (net of subleases, principally on office rentals) were as follows:

2004	$174,922
2005	152,704
2006	134,946
2007	108,179
2008	87,420
Thereafter	184,586
Total	$842,757

Included in the table above are $101,403 of future minimum rental commitments (net of actual sublease income) related to closed or downsized branch offices and support space for which the present value was included in the restructuring charges taken during the year ended November 30, 2002 ("fiscal 2002").

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Other Commitments and Contingencies

The Company had approximately $22,510 of letters of credit outstanding at November 30, 2003 to satisfy various collateral requirements.

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations, arising in connection with its activities as a diversified financial services institution. Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome could be material to the Company's operating results for a particular period, depending, upon other things, on the level of the Company's income for such period.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

At November 30, 2003, the Company had commitments to enter into reverse repurchase and repurchase agreements of approximately $300,000 and $200,000, respectively.

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non- defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 10 – Trading Activities

The Company's trading activities are primarily generated by customer order flow and such customer activities involve the execution, settlement and financing of various customer securities and commodities transactions.

The Company's securities brokerage activities involve certain market and credit risks. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally transacted on a margin basis subject to individual exchange regulations. These transactions include the purchase and sale of securities, the writing of options and the purchase and sale of commodity futures and forward contracts. These activities may expose the Company to off-balance sheet risk from customers that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices.

The Company's exposure to credit risk associated with these transactions is measured on an individual basis, as well as by groups that share similar attributes. The Company services a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. Credit risk may be impacted by trading market volatility. The Company seeks to control risks associated with its customers' activities by requiring customers to maintain collateral in compliance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Note 11 - Financial Instruments Fair Value Information

The estimated fair value amounts of financial instruments are determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.
Assets including cash and cash equivalents, cash and securities segregated under federal and other regulations and receivables are carried at cost which approximates fair value due to their short-term maturities.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value using market quotes obtained from various sources, including the major securities exchanges and dealers, observable market parameters, or are derived directly from such prices or parameters.

Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry.

Other liabilities and subordinated liabilities are carried at cost which, when estimated using current market rates, approximates the fair value.

Substantially all other financial instruments on the Company's consolidated statement of financial condition are carried at fair value or at amounts which approximate fair value.

Note 12 – Restructuring and Other Charges

In fiscal 2002, the Company recorded liabilities of $65.6 million. This reflected several actions that were intended to resize and refocus the Company in order to respond to decreased retail investor participation in the equity markets.

The fiscal 2002 liability consisted of space-related accruals of $59.3 million and severance-related accruals of $6.3 million. The space-related accruals were attributable to the closure or subletting of office space, in an effort to consolidate the number of branch locations and support space. The space-related accruals consisted of the present value of future rental charges net of actual and estimated sublease income and asset write-offs related to furniture, fixtures and other fixed assets at the affected office locations. The severance-related accruals were attributable to workforce reductions and were comprised of severance payments and outplacement costs provided to the affected individuals.

At November 30, 2003, the remaining liability was approximately $49.3 million, which was included in other liabilities and accrued expenses in the Company's consolidated statement of financial condition. The majority of the decrease from the original liability of $65.6 million was due to severance-related cash payments and net rental payments on the affected offices, made by the Company during fiscal 2003. In the year ending November 30, 2004, the liability is expected to decline by an additional $30.8 million due to the continuing payment of net rentals on these locations. The liability will continue to be reduced through November 30, 2012 as these leases expire.

* * * * * *

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 26, 2004

Morgan Stanley DW Inc.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley DW Inc. and subsidiaries (the "Company") for the year ended November 30, 2003 (on which we issued our report dated January 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation

of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP